Exhibit 99.3

Connect Biopharma Provides Business Update and Reports First Half 2021 Financial Results

- On Track to Report CBP-201 Phase 2B Top-Line Data Evaluating Moderate-to-Severe Atopic Dermatitis (AD) in Q4 of 2021 -

- Cash Balance of RMB 2,025.0 Million (USD 313.5 Million) at June 30, 2021 -

SAN DIEGO, CA and TAICANG, SUZHOU, China – August 31, 2021 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma” or the “Company”), a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients with chronic inflammatory diseases through the development of therapies derived from T cell-driven research, today announced financial results for the six months ended June 30, 2021 and recent corporate highlights.

“The first half of 2021 marked the achievement of a number of key milestones for Connect, including the transition to a public company with our oversubscribed Nasdaq Initial Public Offering in March 2021, strong execution and progress on our development programs with our three lead assets now in the clinic targeting multiple chronic inflammatory diseases, and advancing our operational capabilities as we continue to attract key talent in both China and the U.S.,” said Zheng Wei, PhD, Co-founder and CEO of Connect Biopharma. “For the remainder of 2021, despite the uncertainties related to the COVID-19 pandemic, we remain confident in executing against our corporate strategy and we look forward to important clinical trial data readouts toward the end of this year that we believe will validate our approach in developing potential first-in-class or best-in-class therapies for T cell-driven inflammatory diseases.”

First Half 2021 and Recent Operating Highlights

•

Completed successful listing on Nasdaq: In March 2021, Connect Biopharma completed an IPO of American Depositary Shares on the Nasdaq Global Select Market and commenced trading under the ticker symbol “CNTB”. The Company raised net proceeds of approximately USD 204.5 million.

•

Completed enrollment of Phase 2 trial of CBP-201 in moderate-to-severe atopic dermatitis (AD): In April 2021, Connect Biopharma completed full enrollment of the Phase 2 clinical trial evaluating CBP-201 in adult patients with moderate-to-severe AD. The global, randomized, double-blind, placebo-controlled, dose-ranging clinical trial is intended to assess the efficacy, safety, and pharmacokinetics (PK) profile of CBP-201 in 220 subjects and is being conducted at 60 sites across the U.S., China, Australia, and New Zealand. CBP-201 or placebo was administered to eligible adult subjects with moderate-to-severe AD for 16 weeks with eight weeks of follow up.

•

Dosed first patient in Phase 2 trial of CBP-201 in moderate-to-severe persistent asthma: In May 2021, dosed the first patient in a global Phase 2 clinical trial evaluating CBP-201 in adults with moderate-to-severe persistent asthma. This multicenter, randomized, double-blind, parallel group, placebo-controlled trial was designed to assess the efficacy and safety of two doses of CBP-201 administered subcutaneously (SC) to eligible patients with moderate to severe persistent asthma with Type 2 inflammation. The trial is expected to enroll approximately 300 patients across 80 clinical sites in the United States, China, the European Union, the United Kingdom, Ukraine and South Korea and is divided into a treatment period of 24 weeks and a follow-up period of eight weeks.

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Dosed first subject in Phase 1 trial of CBP-174: In May 2021, Connect Biopharma dosed the first subject in a Phase 1 clinical trial evaluating CBP-174 in the treatment of chronic inflammatory pruritus. This randomized, double-blind, placebo-controlled, single ascending dose trial in healthy subjects, aims to evaluate the safety, tolerability and PK of CBP-174 in different dose levels given orally, compared to placebo. Following the single dose, each subject will be followed for up to seven days.

•	Expanded senior leadership team: Announced that Mr. Yau Wing Yiu (Felix) joined Connect Biopharma as Vice President, Finance and Mr. Jiang Bian as General Counsel and Chief Compliance Officer.

•

Appointed Jean Liu, J.D., as Independent Director to the Board: Ms. Liu is an Executive Vice President, Legal Affairs, General Counsel and Secretary of Seagen Inc., a targeted cancer therapeutic company.

Anticipated Upcoming Milestones

•	On track to report top-line results from the global Phase 2b trial for CBP-201 evaluating moderate-to-severe AD in the fourth quarter of 2021.

•	On track to dose first patient in the global Phase 2 trial of CBP-201 in patients with chronic rhinosinusitis with nasal polyps (CRSwNP) in the second half of 2021.

•	Plan to initiate a China standalone phase 2 trial for CBP-201 in AD patients in the second half of 2021.

•	On track to report top-line results from the phase 1 trial of CBP-174 evaluating the safety and pharmacokinetics in healthy volunteers in the second half of 2021.

•	Anticipate reporting the global CBP-307 phase 2b top-line data evaluating ulcerative colitis (UC) in the first quarter of 2022.

First Half 2021 Financial Results

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Cash and cash equivalents were RMB 2,025.0 million (USD 313.5 million) as of June 30, 2021, compared to RMB 1,010.1 million as of December 31, 2020. The increase in cash and cash equivalents was mainly due to proceeds received from the IPO in March 2021.

•

Research and development expenses increased to RMB 217.8 million (USD 33.7 million) for the six months ended June 30, 2021, from RMB 59.0 million in the same period in 2020. This increase was driven primarily by higher clinical trials related expenses, personnel expenses, and lab-related expenses.

•

Administrative expenses increased to RMB 48.0 million (USD 7.4 million) for the six months ended June 30, 2021, from RMB 7.1 million in same period in 2020. The increase was primarily due to higher professional fees, stock-based compensation expenses, director and officer insurance expenses, additional personnel costs and market research expenses.

•	Net loss was approximately RMB 942.5 million (USD 145.9 million) for the six months ended June 30, 2021, compared to RMB 75.2 million in the same period in 2020.

Conference Call and Webcast

Connect Biopharma will host a conference call and webcast to review its first half 2021 results on Wednesday, September 1, 2021, beginning at 8:30 am Eastern Time.

The conference call can be accessed using the following information:

Webcast: https://edge.media-server.com/mmc/p/d8b5cvaf

U.S. : 844-646-2698

Outside of U.S.: 918-922-6903

Conference ID: 5567966

A replay of the call will be available for two weeks by dialing 855-859-2056 for U.S. callers or 404-537-3406 for international callers and using Conference ID: 5567966. The webcast will also be available in the “Investors” section of the Company’s website following the completion of the call.

About Connect Biopharma Holdings Limited

Connect Biopharma Holdings Limited is a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients living with chronic inflammatory diseases through the development of therapies derived from our T cell-driven research.

Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) and is currently being evaluated in clinical trials for the treatment of atopic dermatitis (AD) and asthma and in development for CRSwNP. Our second lead product candidate is CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1 (S1P1) that is in development for the treatment of UC and Crohn’s disease (CD). Furthermore, we are developing CBP-174, a peripherally restricted antagonist of histamine receptor 3, for the treatment of pruritus associated with skin inflammation.

With headquarters in China, additional operations in the United States and Australia, and clinical development activities in those geographies as well as Europe, Connect Biopharma is building a rich global pipeline of internally designed, wholly owned small molecules and antibodies targeting several aspects of T cell biology. For additional information about Connect Biopharma, please visit our website at www.connectbiopharm.com.

FORWARD-LOOKING STATEMENTS

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s statements regarding the timing of initiation and dosing of clinical trials and the timing of clinical data readouts from such trials and whether such data will validate the Company’s approach in developing potential therapies. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this release due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Connect Biopharma Holdings Limited

Unaudited Interim Condensed Consolidated Statements of Loss

	For Six Months Ended June 30,
	2020	2021	2021
	RMB’000	RMB’000	USD’000 (1)
Research and development expenses	(59,047)	(217,806)	(33,716)
Administrative expenses	(7,086)	(47,965)	(7,424)
Other income	2,715	5,041	780
Other gains/(losses) - net	878	(7,640)	(1,183)

Operating loss	(62,540)	(268,370)	(41,543)

Finance income	569	180	28
Finance cost	(19)	(22)	(4)

Finance income - net	550	158	24
Fair value loss of financial instruments with preferred rights	(13,217)	(674,269)	(104,374)

Loss before income tax	(75,207)	(942,481)	(145,893)
Income tax expense	—	—	—

Net loss	(75,207)	(942,481)	(145,893)

Net loss attributable to:
Owners of the Company	(75,207)	(942,481)	(145,893)

	RMB	RMB	USD
Net loss attributable to:
Basic and diluted	(4.4)	(20.1)	(3.1)

Connect Biopharma Holdings Limited

Unaudited Interim Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB’000	RMB’000	USD’000 (1)
ASSETS

Non-current assets
Property, plant and equipment	6,939	24,524	3,796
Right-of-use assets	929	23,358	3,616
Intangible assets	342	284	43
Other non-current assets	19,860	27,614	4,275

Total non-current assets	28,070	75,780	11,730

Current assets
Cash and cash equivalents	1,010,076	2,025,046	313,470
Other receivable and prepayments	33,655	72,900	11,285
Financial assets at fair value through profit or loss	13,068	—	—

Total current assets	1,056,799	2,097,946	324,755

Total assets	1,084,869	2,173,726	336,485

LIABILITIES
Non-current liabilities
Lease liabilities	309	482	75
Financial instruments with preferred rights	2,071,508	—	—

Total non-current liabilities	2,071,817	482	75

Current liabilities
Lease liabilities	604	615	95
Trade payables	24,638	65,628	10,159
Other payables and accruals	12,755	24,383	3,774

Total current liabilities	37,997	90,626	14,028

Total liabilities	2,109,814	91,108	14,103

Net (liabilities)/assets	(1,024,945)	2,082,618	322,382

SHAREHOLDERS’ (DEFICIT)/EQUITY
Share capital	24	66	10
Share premium	41,466	4,092,298	633,473
Treasury shares	(3)	(3)	—
Share-based compensation reserve	6,602	24,608	3,809
Other reserves	(1,693)	(20,529)	(3,178)
Accumulated losses	(1,071,341)	(2,013,822)	(311,732)

Total shareholders’ (deficit)/equity	(1,024,945)	2,082,618	322,382

Total liabilities and shareholders’ (deficit)/equity	1,084,869	2,173,726	336,485

(1)

Translations of the unaudited interim condensed consolidated balance sheet and the unaudited interim condensed consolidated statement of loss from RMB into USD as of and for the six months ended June 30, 2021 are solely for the convenience of the readers and calculated at the rate of USD 1.00 = RMB 6.4601, representing the exchange rate as of June 30, 2021 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate, on June 30, 2021.

IR/PR CONTACTS:

Lazar FINN Partners

David Carey (IR)

T: +1-(212) 867-1768

david.carey@finnpartners.com

Erich Sandoval (Media)

+1-(646) 871-8482 or +1-(917) 497-2867

erich.sandoval@finnpartners.com

Corporate Contacts:

info@connectpharm.com